SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    --------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. )*

                            HUDSON TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    444144109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Larry A. Kimmel
                              Robert Fleming, Inc.
                           320 Park Avenue, 11th Floor
                               New York, NY 10022
                                 (212) 508-3610
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 30, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 22 Pages

CUSIP No. 444144109                    13D                    Page 2 of 22 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      FLEMING US DISCOVERY FUND III, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        2,358,695 shares of Common Stock
                  --------------------------------------------------------------
 NUMBER OF        8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            378,147 shares of Common Stock
  OWNED BY        --------------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH             2,358,695 shares of Common Stock
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        378,147 shares of Common Stock
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,736,842 shares of Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                 |_|
      CERTAIN SHARES*
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      35.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 22 Pages

CUSIP No. 444144109                    13D                    Page 3 of 22 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      FLEMING US DISCOVERY OFFSHORE FUND III, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Bermuda
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        378,147 shares of Common Stock
                  --------------------------------------------------------------
 NUMBER OF        8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,358,695 shares of Common Stock
  OWNED BY        --------------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH             378,147 shares of Common Stock
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,358,695 shares of Common Stock
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,736,842 shares of Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                 |_|
      CERTAIN SHARES*
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      35.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 22 Pages

CUSIP No. 444144109                    13D                    Page 4 of 22 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      FLEMING US DISCOVERY PARTNERS, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0 shares of Common Stock
                  --------------------------------------------------------------
 NUMBER OF        8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,736,842 shares of Common Stock
  OWNED BY        --------------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH             0 shares of Common Stock
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,736,842 shares of Common Stock
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,736,842 shares of Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                 |_|
      CERTAIN SHARES*
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      35.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 4 of 22 Pages

CUSIP No. 444144109                    13D                    Page 5 of 22 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      FLEMING US DISCOVERY, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        2,736,842 shares of Common Stock
                  --------------------------------------------------------------
 NUMBER OF        8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,736,842 shares of Common Stock
  OWNED BY        --------------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH             2,736,842 shares of Common Stock
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,736,842 shares of Common Stock
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,736,842 shares of Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                 |_|
      CERTAIN SHARES*
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      35.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 5 of 22 Pages

CUSIP No. 444144109                    13D                    Page 6 of 22 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ROBERT FLEMING, INC.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0 shares of Common Stock
                  --------------------------------------------------------------
 NUMBER OF        8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0 shares of Common Stock
  OWNED BY        --------------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH             0 shares of Common Stock
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0 shares of Common Stock
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,736,842 shares of Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                 |_|
      CERTAIN SHARES*
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      35.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA, CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 6 of 22 Pages

CUSIP No. 444144109                    13D                    Page 7 of 22 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ROBERT FLEMING HOLDINGS, LTD.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United Kingdom
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0 shares of Common Stock
                  --------------------------------------------------------------
 NUMBER OF        8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0 shares of Common Stock
  OWNED BY        --------------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH             0 shares of Common Stock
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0 shares of Common Stock
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,736,842 shares of Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                 |_|
      CERTAIN SHARES*
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      35.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      HC, CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 7 of 22 Pages

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OR 1934, AS AMENDED

================================================================================

      Responses to each item below are incorporated by reference into each other item, as applicable.

Item 1. Security and Issuer.

      This Statement on Schedule 13D relates to Common Stock, par value $0.01 per share ("Common Stock"), of Hudson Technologies, Inc., a New York corporation ("Issuer"). The address of the Issuer's principal executive offices is 275 North Middletown Road, Pearl River, New York 10965.

Item 2. Identity and Background.

      This statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by (i) Fleming US Discovery Fund III, L.P. ("US Fund"), (ii) Fleming US Discovery Offshore Fund III, L.P. ("Offshore Fund"), (iii) Fleming US Discovery Partners, L.P., ("Fleming Partners"), the general partner of the US Fund and a general partner of the Offshore Fund, (iv) Fleming US Discovery, LLC ("Discovery"), the general partner of Fleming Partners, (v) Robert Fleming, Inc. ("RFI"), investment adviser to the US Fund and the Offshore Fund (collectively, the "Funds"), and
(vi) Robert Fleming Holdings, Ltd. ("RFH"), the parent of RFI (sometimes collectively referred to as the "Reporting Persons").

      The information required by this Item for each of the Reporting Persons is set forth in Appendix 1 hereto. The information required by this Item for each officer, director, and partner and each controlling person, if any, of certain Reporting Persons is set forth in Appendix 2 hereto.

      The Offshore Fund has two general partners, Fleming Partners and Fleming (Bermuda) Discovery III Limited ("Fleming Bermuda"). Fleming Bermuda is a company organized in Bermuda. Its principal business and office address is c/o Bank of Bermuda, Ltd., 6 Front St., Hamilton HM 11, Bermuda. Its principal business is to serve as a general partner of the Offshore Fund.

      During the last five years prior to the date of this filing, none of the Reporting Persons or persons identified in Appendix 1 or Appendix 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or


                               Page 8 of 22 Pages
final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      On March 30, 1999, the US Fund entered into the Stock Purchase Agreement, dated as of March 30, 1999, between the Issuer and the US Fund (attached hereto as Exhibit 4 and incorporated herein by reference), to purchase, for a total purchase price of $5,601,900, 56,019 shares of Series A Convertible Preferred Stock, $0.01 par value per share ("Series A Preferred Stock"), of the Issuer. The Series A Preferred Stock is convertible into 2,358,695 shares of Common Stock. The US Fund purchased the Series A Preferred Stock, which was acquired by the US Fund on March 31, 1999, with its working capital. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

      On March 30, 1999, the Offshore Fund entered into the Stock Purchase Agreement, dated as of March 30, 1999, between the Issuer and the Offshore Fund (attached hereto as Exhibit 5 and incorporated herein by reference), to purchase, for a total purchase price of $898,100, 8,981 shares of Series A Preferred Stock, of the Issuer. The Series A Preferred Stock is convertible into 378,147 shares of Common Stock. The Offshore Fund purchased the Series A Preferred Stock, which was acquired by the Offshore Fund on March 31, 1999, with its working capital. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

Item 4. Purpose of Transaction.

a) The Series A Preferred Stock deemed to be beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes. The Funds may dispose of or acquire securities of the Issuer, including Common Stock, depending upon the position of the market, the Issuer and other factors.

      Except as set forth above, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix I hereto, has any plans or proposals which relate to or would result in any other acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

b) None of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix I hereto, has any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

c) None of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix I hereto, has any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

d) Pursuant to the Issuer's Certificate of Amendment of the Certificate of Incorporation (attached hereto as Exhibit 6 and incorporated herein by reference), so long as either (i) the


                               Page 9 of 22 Pages

Funds, any Affiliate, officer or employee of an Affiliate or investment fund managed by an Affiliate of the Funds to which the Funds may transfer record and/or beneficial ownership of any shares of Series A Preferred Stock or any shares of Common Stock obtained or obtainable upon conversion of any shares of Series A Preferred Stock ("Fleming Holder") own at least 35% of the originally issued shares of Series A Preferred Stock or (ii) certain transferees consented to by the Issuer (which consent shall not be unreasonably withheld) own at least 35% of the originally issued shares of Series A Preferred Stock, the holders of Series A Preferred Stock, consenting or voting (as the case may be) as a separate class, shall be entitled, but not required, to elect up to two (2) directors of the Issuer. So long as either (i) the Fleming Holders own at least 20%, but less than 35%, of the originally issued shares of Series A Preferred Stock or (ii) certain transferees consented to by the Issuer (which consent shall not be unreasonably withheld) own at least 20%, but less than 35%, of the originally issued shares of Series A Preferred Stock, the holders of Series A Preferred Stock, consenting or voting (as the case may be) as a separate class, shall be entitled, but not required, to elect one (1) director of the Issuer.

      Pursuant to the Stockholders' Agreement (attached hereto as Exhibit 7 and incorporated herein by reference), so long as either (i) the Fleming Holders own at least 35% of the originally issued shares of Series A Preferred Stock or shares of Common Stock into which such Series A Preferred Stock is converted or
(ii) certain transferees consented to by the Issuer (which consent shall not be unreasonably withheld) own at least 35% of the originally issued shares of Series A Preferred Stock or shares of Common Stock into which such Series A Preferred Stock is converted, the holders of such shares, consenting or voting (as the case may be) as a separate class, shall be entitled, but not required, to nominate up to two (2) individuals to be directors of the Issuer. So long as either (i) the Fleming Holders own at least 20%, but less than 35%, of the originally issued shares of Series A Preferred Stock or shares of Common Stock into which such Series A Preferred Stock is converted or (ii) certain transferees consented to by the Issuer (which consent shall not be unreasonably withheld) own at least 25%, but less than 35%, of the originally issued shares of Series A Preferred Stock or shares of Common Stock into which such Series A Preferred Stock is converted, the holders of such shares, consenting or voting (as the case may be) as a separate class, shall be entitled, but not required, to nominate one (1) individual to be a director of the Issuer.

      Except as set forth above, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix I hereto, has any plans or proposals which relate to or would result in any other changes in the board of directors or management of the Issuer, or which relate to or would result in:
(e) any material change in the present capitalization or divided policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

      The Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Issuer's board, to acquire additional shares of preferred stock or common stock from time to time or to sell or otherwise dispose of all or part of the


                               Page 10 of 22 Pages

Series A Preferred Stock beneficially owned by them (or any shares of Common Stock into which such Series A Preferred Stock are converted) in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this
Schedule 13D to reflect such change.

Item 5. Interest in Securities of the Issuer.

(a) On March 30, 1999, the US Fund purchased 56,019 shares of Series A Preferred Stock ("US Fund Preferred Stock"). The US Fund Preferred Stock is currently convertible into 2,358,695 shares of Common Stock ("US Fund Conversion Shares"), subject to certain antidilution provisions.

      On March 30, 1999, the Offshore Fund purchased 8,981 shares of Series A Preferred Stock ("Offshore Fund Preferred Stock"). The Offshore Fund Preferred Stock is currently convertible into 378,147 shares of Common Stock ("Offshore Fund Conversion Shares"), subject to certain antidilution provisions.

      Because of their relationship as affiliated entities, both Funds may be deemed to beneficially own the US Fund Conversion Shares and the Offshore Fund Conversion Shares. As the general partner of both Funds, Fleming Partners may be deemed to beneficially own the US Fund Conversion Shares and the Offshore Fund Conversion Shares. As the general partner of Fleming Partners, Discovery may be deemed to beneficially own the US Fund Conversion Shares and the Offshore Fund Conversion Shares. As investment adviser to the Funds, controlling member of Discovery and the sole limited partner of Fleming Partners, RFI may be deemed to beneficially own the US Fund Conversion Shares and the Offshore Fund Conversion Shares. RFH is the indirect 80% owner of RFI. Thus, as the indirect parent of RFI, RFH may be deemed to beneficially own the US Fund Conversion Shares and the Offshore Fund Conversion Shares.

      Pursuant to the Offshore Fund's Limited Partnership Agreement (attached hereto as Exhibit 2 and incorporated herein by reference), Fleming Bermuda, one of the Offshore Fund's general partners, is responsible for the Offshore Fund's administrative, secretarial and related management activities. Fleming Bermuda has no authority over or responsibility for the investment management of the Offshore Fund.

      As of March 30, 1999, each of the Funds, each of Fleming Partners, Discovery, RFI and RFH may be deemed to have owned beneficially 35.0% of the outstanding Common Stock, on an aggregated basis, which percentage is calculated based upon (i) 5,085,820 shares of Common Stock reported outstanding by the Issuer to the Reporting Persons as of March 3, 1999 and (ii) the number of shares of Common Stock (2,736,842) issuable upon conversion of the US Fund Preferred Stock and Offshore Fund Preferred Stock.

      The percentage is calculated by dividing 2,736,842 by 7,822,662 (which is the sum of 2,736,842 and 5,085,820).

      Pursuant to the Issuer's Certificate of Amendment of the Certificate of Incorporation, filed with the Secretary of State of New York on March 30, 1999 (attached hereto as Exhibit 6


                               Page 11 of 22 Pages
and incorporated herein by reference), the US Fund and the Offshore Fund have constituted Kevin J. Zugibe and Stephen P. Mandracchia as their proxies to vote all shares held by the US Fund and the Offshore Fund as shall exceed 29% of the votes entitled to be cast by all stockholders of the Issuer.

(b) The information required by this paragraph is reflected on Lines 7-10 of each Reporting Person's cover page, incorporated herein by reference. The information required by Items 2 of this Schedule for Fleming US Discovery Investment Trust and Fleming US Discovery Fund is set forth in Appendix 1 and Appendix 2 hereto.

(c) None of the Reporting Persons has effected any transactions in the Common Stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

      The Funds acquired their respective shares of Series A Preferred Stock pursuant to the Stock Purchase Agreements, dated as of March 30, 1999, and executed by the Funds and the Issuer.

      A Stockholders' Agreement, dated as of March 30, 1999 (attached hereto as
Exhibit 7 and incorporated herein by reference), was entered into by the Issuer, Kevin J. Zugibe ("KJZ"), Thomas P. Zugibe ("TPZ"), Stephen P. Mandracchia ("Mandracchia," and collectively with KJZ and TPZ, "Management") and each of the Funds. The Stockholders' Agreement provides that in the event any member of Management proposes to transfer his shares ("Transferor Shares") to any Person ("Buyer"), as a condition to such transfer, such member of Management shall cause the Buyer to offer to purchase from each Fleming Holder or certain transferees up to that number of Series A Preferred Stock and Common Stock owned by each such holder ("Investor Shares") representing the same percentage of all Investor Shares owned by it as the Transferor Shares are of all such shares owned by Management, subject to certain exceptions. These "Tag-Along" rights are more fully set forth in Section 1 of the Stockholders' Agreement.

      Pursuant to the Registration Rights Agreement, dated March 2, 1999 (attached hereto as Exhibit 8 and incorporated herein by reference), the Issuer has granted to the Fleming Holders and their permitted transferees certain demand and "piggyback" registration rights with respect to the shares of Common Stock (including Common Stock issuable upon the conversion of Series A Preferred Stock) held by such stockholders.

      Pursuant to the Issuer's Certificate of Amendment of the Certificate of Incorporation, filed with the Secretary of State of New York on March 30, 1999 (attached hereto as Exhibit 6


                               Page 12 of 22 Pages
and incorporated herein by reference), the Fleming Holders currently are entitled to one vote per share of Common Stock into which each share of Series A Preferred Stock is convertible. The Fleming Holders are entitled to receive dividends at a rate equal to (x) until the fifth anniversary of the date of original issuance of the Series A Preferred Stock by the Issuer (the "Issue Date"), 7.00% of the Preferred Liquidation Value (as defined in such Certificate of Amendment) and (y) on and after the fifth anniversary of the Issue Date, 16.00% of the Preferred Liquidation Value. In addition, under such Certificate of Amendment, the Fleming Holders are entitled to elect certain members of the Issuer's Board of Directors, as more fully set forth in Item 5 herein and
Section 4(c) of such Certificate of Amendment.

      In the Limited Partnership Agreements of the US Fund and the Offshore Fund, each dated as of September 27, 1996 (attached hereto as Exhibits 3 and 2, and incorporated herein by reference), the Funds and their respective limited partners agreed that (i) all investment opportunities would be apportioned between the Funds in proportion to the relative amounts of capital committed to each Fund and (ii) the Funds would sell or otherwise dispose of their investments at substantially the same time, on substantially the same terms, in amounts proportionate to the relative size of their investments.

      The foregoing response to this Item 6 is qualified in its entirety by reference to the Stock Purchase Agreements, the Stockholders' Agreement, the Certificate of Amendment of the Certificate of Incorporation and the Registration Rights Agreement.

      Except as set forth in this Item 6 and Items 3, 4 and 5 of this statement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.


                               Page 13 of 22 Pages

Item 7. Material to be Filed as Exhibits.

      Exhibit 1 -       Joint Filing Agreement.

      Exhibit 2 -       Limited Partnership Agreement of Fleming Discovery
                        Offshore Fund III, L.P. (incorporated by reference to
                        Exhibit 3 to the Schedule 13D of Robert Fleming, Inc.
                        with respect to the securities of Anicom, Inc. filed on July 29, 1997).

      Exhibit 3 -       Limited Partnership Agreement of Fleming US Discovery
                        Fund III, L.P. (incorporated by reference to Exhibit 6 to the Schedule 13D of Robert Fleming, Inc. with respect to the securities of Anicom, Inc. filed on July 29,
                        1997).

      Exhibit 4 -       Stock Purchase Agreement, dated as of March 30, 1999,
                        between Hudson Technologies, Inc. and Fleming US
                        Discovery Fund III, L.P. (incorporated by reference to
                        Exhibit 10.21 to Form 10-KSB filed by the Issuer on April 1, 1999, under SEC File No. 033-80270-NY).

      Exhibit 5 -       Stock Purchase Agreement, dated as of March 30, 1999,
                        between Hudson Technologies, Inc. and Fleming US
                        Discovery Offshore Fund III, L.P. (incorporated by reference to Exhibit 10.21 to Form 10-KSB filed by the Issuer on April 1, 1999, under SEC File No.
                        033-80270-NY).

      Exhibit 6 -       Certificate of Amendment of the Certificate of
                        Incorporation of Hudson Technologies, Inc. filed with the Secretary of State of New York on March 30, 1999
                        (incorporated by reference to Exhibit 10.21 to Form
                        10-KSB filed by the Issuer on April 1, 1999, under SEC
                        File No. 033-80270-NY).

      Exhibit 7 -       Stockholders' Agreement, dated as of March 30, 1999,
                        among Hudson Technologies, Inc., Kevin J. Zugibe, Thomas
                        P. Zugibe, Stephen P. Mandracchia, Fleming US Discovery
                        Fund III, L.P. and Fleming US Discovery Offshore Fund
                        III, L.P. (incorporated by reference to Exhibit 10.21 to
                        Form 10-KSB filed by the Issuer on April 1, 1999, under
                        SEC File No. 033-80270-NY).

      Exhibit 8 -       Registration Rights Agreement, dated as of March 30,
                        1999, among Hudson Technologies, Inc., Fleming US
                        Discovery Fund III, L.P. and Fleming US Discovery
                        Offshore Fund III, L.P. (incorporated by reference to
                        Exhibit 10.21 to Form 10-KSB filed by the Issuer on April 1, 1999, under SEC File No. 033-80270-NY).

      Appendix 1-       Address, Organization and Principal Business of Each
                        Reporting Person Required by Item 2

      Appendix 2-       Information About Each Reporting Person Required by Item
                        2


                               Page 14 of 22 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 9, 1999

                              FLEMING US DISCOVERY FUND III, L.P.
                                 By: Fleming US Discovery Partners, L.P., its
                                        general partner
                                     By: Fleming US Discovery, LLC, its
                                            general partner

                                         By: /s/ Robert L. Burr
                                             -----------------------------------
                                             Robert L. Burr, Director


                              FLEMING US DISCOVERY OFFSHORE FUND III, L.P.
                                 By: Fleming US Discovery Partners, L.P., its
                                        general partner
                                     By: Fleming US Discovery, LLC, its
                                            general partner

                                         By: /s/ Robert L. Burr
                                             -----------------------------------
                                             Robert L. Burr, Director


                              FLEMING US DISCOVERY PARTNERS, L.P.
                                 By:  Fleming US Discovery, LLC, its
                                         general partner

                                      By: /s/ Robert L. Burr
                                          -----------------------------------
                                          Robert L. Burr, Director


                              FLEMING US DISCOVERY, LLC

                                      By: /s/ Robert L. Burr
                                          -----------------------------------
                                          Robert L. Burr, Director


                              ROBERT FLEMING, INC.

                                      By: /s/ Robert L. Burr
                                          -----------------------------------
                                          Robert L. Burr, Director


                              ROBERT FLEMING HOLDINGS, LTD.

                                      By: /s/ Arthur A. Levy
                                          -----------------------------------
                                          Arthur A. Levy, Director


                               Page 15 of 22 Pages